

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

May 18, 2015

Via Overnight Delivery & Facsimile

Office of the President
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: Notice of Intent to Nominate an Additional Director at The Pep Boys - Manny, Moe & Jack's 2015 Annual Meeting of Shareholders

Dear Mr. Sweetwood:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies The Pep Boys - Manny, Moe & Jack (the "Company") that it intends to nominate Mr. Walter M. Schenker (the "Nominee") for election as a director to the board of directors of the Company (the "Board") at the Company's 2015 Annual Meeting of Shareholders ("Annual Meeting").

The intended nomination of Mr. Schenker is in addition to GAMCO's intended nominations of Mr. Bruce M. Lisman, Mr. Philip T. Blazek, Mr. F. Jack Liebau, Jr., Mr. Glenn J. Angiolillo and Mr. Matthew Goldfarb, which GAMCO previously notified the Company of in a notice dated April 21, 2015 (the "Nomination Letter").

This letter, together with the Nomination Letter and all exhibits attached hereto and thereto, are collectively referred to as the "Supplemental Notice." Disclosure of information in any part of the Supplemental Notice shall be deemed disclosed for all purposes of the Supplemental Notice. All terms used herein and not otherwise defined shall have the meanings ascribed to them in the Nomination Letter.

Through the Supplemental Notice, GAMCO hereby intends to nominate the Nominee, and update and supplement the Nomination Letter, as specifically set forth herein. Except as specifically modified or supplemented by the information contained in the Supplemental Notice, all information set forth in the Nomination Letter remains applicable, including the exhibits thereto.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

The information provided in the Nomination Letter about the nominees to the Board is hereby supplemented as set forth below.

In accordance with the Company's Amended and Restated Bylaws (the "Bylaws"), we provide the following information concerning Mr. Walter M. Schenker.

1. The Nominee's name, age, principal occupation and employer; and the Nominee's addresses and principle occupations and employment for the past five years.

    Walter M. Schenker, 68. Sole Principal, MAZ Capital Advisors, LLC. (June 2010 - Present)

    Past 5 Years:

    1999-2010: Principal, Titan Capital Management, 7 Century Drive, Parsippany, NJ, 07054.

2. The Nominee's business address.

    1130 Route 46, Suite 22, Parsippany, NJ, 07054.

3. A biographical profile of the Nominee, including educational background and business and professional experience.

    Mr. Schenker has worked in the investment business for over 40 years. He has worked for a number of leading brokerage/investment banks, as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, Mr. Schenker founded MAZ Capital Advisors where he is self-employed. Since the mid-1970's, Mr. Schenker has followed the automotive parts industry, and in the 1970's and 1980's, he published significant research on the industry and was quoted in major publications. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions and is knowledgeable about corporate governance issues. Mr. Schenker has served as a director of Sevcon, Inc. (NasdaqCM: SEV) since December 2013, where he also serves as chairman of its board's compensation committee. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

 **GAMCO**
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO believes Mr. Schenker's qualifications to serve on the Board include his experience in connection with many aspects of public company investing, including, but not limited to, accounting, financial reporting, capital allocation, strategic transactions, corporate governance and investor relations. GAMCO strongly supports the nomination of Mr. Schenker for election to the Board at the Annual Meeting.

A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the Nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the Nominee meets the Board's independence standards and qualifies as independent under the rules of the New York Stock Exchange (the "NYSE").

> *We have been advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the Nominee.

> *At present, Mr. Schenker does not beneficially or of record own any shares of stock of the Company.*

6. Any other information relating to the Nominee (including a written consent of the Nominee to serve as a director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of directors pursuant to the proxy rules of the U.S. Securities and Exchange Commission (the "SEC") and the rules of the NYSE.

7. Any other information regarding the Nominee that the GAMCO wishes the Board to consider in evaluating the Nominee.

> *In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs"(Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.*

3



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Mr. Schenker's written consent letter is enclosed (Exhibit B).

In addition, the information provided in the Nomination Letter regarding Mr. Bruce M. Lisman is supplemented to include the following:

> *Mr. Lisman currently serves on the board of directors of Myers Industries, Inc. (NYSE: MYE).*

In addition, the information provided in the Nomination Letter regarding Mr. Philip T. Blazek is supplemented to include the following:

> *Mr. Blazek currently serves on the board of directors of Myers Industries, Inc. (NYSE: MYE).*

In addition, the information provided in the Nomination Letter regarding Mr. F. Jack Liebau, Jr. is supplemented to include the following:

> *Mr. Liebau currently serves on the board of directors of Myers Industries, Inc. (NYSE: MYE).*

Further, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

    GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number; and GAMCO's name and address as it appears on the Company's books.

    GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

    GAMCO Asset Management Inc. / 401 Theodore Fremd Ave., Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

    As of May 18, 2015, GAMCO was the beneficial owner of 7,024,751 shares of the Company's common stock, representing 13.06% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated May 6, 2015 is enclosed (Exhibit C).

4


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of May 18, 2015 GAMCO was the record owner of 100 shares of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.

4.   A description of all arrangements and understandings between GAMCO and the Nominee, and any other person or persons (including their names), pursuant to which the Nominee is being recommended by GAMCO or any other actions are to be taken at the Annual Meeting.

5.   Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of directors pursuant to the SEC's proxy rules and rules of the NYSE.

There are no arrangements or understandings between GAMCO and Mr. Schenker or others pursuant to which Mr. Schenker is being nominated by GAMCO.

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 37.87% of the common stock of Sevcon, Inc., for which Mr. Schenker serves as a director

6.   Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of the Company's outstanding shares.

GAMCO does intend to deliver a proxy statement and form of proxy.

GAMCO and the Nominee agree to make available to the Board all information reasonably requested in furtherance of the evaluation of this nomination.

This Supplemental Notice and all attachments hereto are submitted in a good faith effort to satisfy The Pep Boys - Manny, Moe & Jack's requirements. Should the Supplemental Notice and/or any attachments hereto be deemed deficient in any way, please contact GAMCO at the above address so that any deficiency may be cured. Depending on the size of the Board and the number of candidates up for election at the Annual Meeting, GAMCO reserves the right to either withdraw some or all of its nominees or to nominate additional nominees for election to the Board at the Annual Meeting. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Schenker as well as Mr. Lisman, Mr. Blazek, Mr. Liebau, Mr. Angiolillo and Mr. Goldfarb to serve as directors of the Company, and it intends to continue to own the shares of the Company through the date of the Annual Meeting.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
     General Counsel

DG/gm

Enclosures

EXHIBIT A – Mr. Schenker's Biographical Sketch (Document Provided to Issuer)

EXHIBIT B

May 13, 2015

Office of the President
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: Director Nomination

Dear Mr. Sweetwood:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of The Pep Boys – Manny, Moe & Jack ("Pep Boys"). I hereby consent to being named as a nominee in Pep Boys' proxy statement for its 2015 Annual Meeting of Shareholders, and to serving as a director if elected.

Sincerely,



Walter M. Schenker

EXHIBIT C – Amendment Number 14 to Schedule 13D, Filed on May 7, 2015 (Complete Filing Available on EDGAR)